Registration Statement
                                   on Form S-3 (No. 333-02674)
                                   Filed under Rule 424(b)(v)
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 24, 1997)

1,000,000 SHARES
HOME PROPERTIES OF NEW YORK, INC.
COMMON STOCK
(PAR VALUE $.01 PER SHARE)

All of the shares (the "Shares") of common stock of Home Properties of New York, Inc. (the "Company" or "Home Properties"), par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") will be sold by the Company. The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "HME". The last reported sale price of the shares of Common Stock on the NYSE on October 7, 1997 was $26 7/16 per share.

The Shares of Common Stock are subject to certain restrictions on ownership designed to preserve the Company's status as a REIT for federal income tax purposes. See "Description of Capital Stock" in the accompanying
Prospectus.

The 1,000,000 Shares of Common Stock offered hereby will be purchased from the Company by BancAmerica Robertson Stephens (the "Underwriter") at a price of $25.75 per share for an aggregate purchase price of $25,750,000. The Company has granted the Underwriter an option for two days to purchase up to 150,000 additional shares of Common Stock at the same price solely to cover over-allotments. If such option is exercised in full, the total proceeds to the Company will be $29,612,500, before deducting expenses payable by the Company (estimated at $22,000).

The Shares of Common Stock may be offered by the Underwriter from time to time in one or more transactions (which may involve block transactions) on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at
prices otherwise negotiated.   See "Underwriting."

SEE "RISK FACTORS" (BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS) FOR INFORMATION WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Shares of Common Stock offered hereby are offered by BancAmerica Robertson Stephens as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected the certificates for the Shares will be ready for delivery in New York, New York on October 14, 1997.

BANCAMERICA ROBERTSON STEPHENS
______________

The date of this Prospectus Supplement is October 7, 1997.

     THE UNDERWRITER MAY ENGAGE IN TRANSACTIONS THAT AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITER. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     The following information in this Prospectus Supplement is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing in the accompanying Prospectus and the documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

                DOCUMENTS INCORPORATED BY REFERENCE

     The following documents, which have been filed by Home Properties under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated into this Prospectus Supplement by reference: The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; the Company's Quarterly Reports on Form 10-Q for the quarterly periods ending March 30, 1997 and June 30, 1997; the Company's Current Reports on Form 8-K filed January 7, 1997, as amended on February 4, 1997, filed June 6, 1997, as amended on August 11, 1997, filed July 7, 1997, filed September 25, 1997, filed October 3, 1997 and filed October 7, 1997; and all other reports filed by the Company pursuant to Section 13(a) of the Exchange Act since December 31, 1996. Documents incorporated herein by reference are available to any shareholder of the Company, on written or oral request, without charge, from the Company. Requests should be directed to David P. Gardner, Chief Financial Officer, Home Properties of New York, Inc., 850 Clinton Square, Rochester, New York 14604, telephone
(716) 546-4900. Copies of documents so requested will be sent by first class mail, postage paid.

                            THE COMPANY

     Home Properties is a self-managed real estate investment trust which manages 134 communities with 16,004 apartment units. Of these, 9,756 units in 44 communities are owned outright, 4,782 units are managed by the Company as general partner and 1,466 are managed for other owners, primarily affiliates of the Company. The majority of the communities are located throughout New York, with additional holdings in Pennsylvania, Ohio, and New Jersey. Home Properties also owns a 202-site manufactured home community and manages 1.6 million square feet of commercial space. Home Properties conducts substantially all of its business and owns all of its properties through Home Properties of New York, L.P. (the "Operating Partnership"), of which the Company is the general partner. To comply with certain technical requirements of the Internal Revenue Code of 1986, as amended, the Operating Partnership carries out portions of its property management and development activities through management companies beneficially owned by the Operating Partnership or controlled by one or more officers of Home Properties (the "Management Companies").

     The Company's executive offices are located at 850 Clinton

Square, Rochester, New York 14604.  Its telephone number is (716) 546-4900.



                           THE OFFERING

     All capitalized terms used herein and not defined herein shall have the meanings provided in "Description of Capital Stock" in the accompanying Prospectus. For a more complete description of the terms of the Common Stock used in the following summary, see "Description of Capital Stock" in the accompanying Prospectus.


Common Stock offered
 by the Company hereby.............   1,000,000 Shares*

Common Stock outstanding after
  the Offering.....................   8,595,732 shares*

Use of Proceeds...................    To repay indebtedness,
                                       and thereby increase
                                       availability under the
                                       Company's revolving credit
                                       facility permitting
                                       financing of future
                                       acquisitions.  See "Use of
                                       Proceeds."

New York Stock Exchange
     Symbol........................    HME

* Excludes 150,000 shares subject to the Underwriter's over-allotment option and 511,612 shares of Common Stock currently issuable upon exercise of employee stock options to purchase the Company's Common Stock at prices ranging from $19.00 to $22.75 per share. Also excludes rights held by limited partners of the Operating Partnership to tender their units for amounts equal to the average market price per share of the Company's Common Stock during the ten-day period prior to the tender or, at the option of the Company, to receive one share of Common Stock for each limited partnership unit tendered. At September 30, 1997, 7,595,732 shares of Common Stock, and 2,402,620 units of limited partnership interest and 1,666,667 Class A Limited Partnership interests in the Operating Partnership were outstanding.

                          USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Shares of Common Stock offered hereby, after deduction of underwriting discounts and commissions and the estimated expenses of the offering payable by the Company, are estimated to be $25,728,000 ($29,590,500 if the Underwriters' over-allotment option is exercised in full). Such net proceeds will be used by the Company to repay borrowings outstanding , and thereby increase availability under the Company's revolving credit facility permitting financing of future acquisitions.

                        RECENT LEGISLATION

     The Taxpayer Relief Act of 1997 was signed into law on August 5, 1997. Since the Taxpayer Relief Act of 1997 was recently enacted, and since the IRS has not yet issued regulations under it, certain aspects of its application to REITs are unclear. Stockholders should consult their tax advisors regarding changes made by the Taxpayer Relief Act of 1997 on REITs. The following paragraphs summarize certain provisions of the Taxpayer Relief Act of 1997 which should be read in conjunction with the information under the heading "Federal Income Tax Considerations" in the accompanying Prospectus.

     In determining whether a REIT satisfies the income tests for qualification, for taxable years beginning after August 5, 1997, the Taxpayer Relief Act of 1997 repeals the requirement that less than 30% of gross income come from gain from the sale or other disposition of stock or securities held for less than one year, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sale of foreclosure property).

     Also, for taxable years beginning after August 5, 1997, the Taxpayer Relief Act of 1997 permits a REIT to render a de minimis amount of otherwise impermissible services to tenants, or in connection with the management of property, and still treat amounts received with respect to that property as rent. The value of such services must not exceed 1% of all amounts received or accrued during the year, directly or indirectly, from the property. The amount received for any such impermissible service or management operation for this purpose will be deemed to be not less than 150% of the direct cost to the REIT in furnishing or rendering the service or management operation.

     For taxable years beginning after August 5, 1997, the Taxpayer Relief Act of 1997 permits a REIT to designate the amount of its undistributed net long-term capital gains received during the taxable year which its stockholders are to include in their taxable income as long-term capital gains by a notice mailed to stockholders within 60 days after the end of the taxable year (or in a notice mailed with its annual report for the taxable year). If Home Properties made this designation, the stockholders would include in their income as long-term capital gains their proportionate share of the undistributed long-term capital gains as designated by Home Properties. Home Properties would pay income tax on such retained net long-term capital gains and the stockholders would be deemed to have paid their proportionate share of the tax, which would be credited to the stockholders. The basis of the stockholders' shares would be increased by the amount of the undistributed long-term capital gains (less the amount of capital gains tax paid by the REIT) included in the stockholders' long-term capital gains.

     The Taxpayer Relief Act of 1997 made certain changes with respect to taxation of long-term capital gains earned by taxpayers other than corporations. In general, assets sold after July 29, 1997 by an individual will be subject to a maximum tax rate on net long-term capital gains (the excess of net long-term capital gain over short-term capital loss) of 20% if the shares were held for at least eighteen months. Capital gain on the disposition of assets on or after July 29, 1997 held for more than one year but less than eighteen months at the time of disposition will be taxed at a maximum rate of 28%. Other transition rules may also apply. A maximum federal income tax rate of 25% applies to "unrecaptured section 1250 gain." "Unrecaptured 1250 gain" generally includes the long-term capital gain realized on (i) the sale after May 6, 1997 of a real property asset described in Section 1250 of the Code or (ii) the sale after July 28, 1997 of a real property asset described in Section 1250 of the Code which the taxpayer held for more than eighteen months, but in each case not in excess of the amount of depreciation (less the gain, if any, treated as ordinary income under Section 1250) taken on such asset. In certain cases, an 18% maximum rate will apply instead after December 31, 2000.

                           UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") between the Company and BancAmerica Robertson Stephens , the Company has agreed to sell to BancAmerica Robertson Stephens, and BancAmerica Robertson Stephens has agreed to purchase from the Company, 1,000,000 shares of Common Stock.

     Under the terms and conditions of the Underwriting Agreement, the Underwriter is committed to take and pay for all of the Shares of Common Stock included in the Offering, if any are taken.

     The Underwriter proposes to offer the Shares of Common Stock offered hereby from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices, subject to prior sale when, as and if delivered to and accepted by the Underwriter. In connection with the sale of the Shares of Common Stock included in the Offering, the Underwriter may be deemed to have received compensation from the Company in the form of underwriting discounts. The Underwriter may effect such transactions by selling Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriter and/or the purchasers of such Comon Stock for whom they may act as agents or to whom they may sell as principal.

     The Company has granted the Underwriter an option, exercisable within two days of the date of this Prospectus Supplement, to purchase up to 150,000 additional shares of Common Stock from the Company at the same price per share as the initial 1,000,000 Shares of Common Stock to be purchased by the Underwriter. The Underwriter may exercise such option only to cover over-allotments, if any, incurred in connection with the Offering.

     The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriter may be required to make in respect thereof.

     In connection with this Offering, the Underwriter may engage in transactions that affect the market price of the Common Stock. The Underwriter may create a short position for its account by selling more Common Stock in connection with the Offering than it is committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

No dealer, salesperson or any other person
has been authorized to give any information
or to make any representations other than        1,000,000 SHARES
those contained in this Prospectus Supplement
and the accompanying Prospectus in connection
with the offer made by this Prospectus
Supplement and the accompanying Prospectus
and, if given or made, such information or
representations must not be relied upon as
having been authorized by the Company or the
Underwriter.  Neither the delivery of this
Prospectus Supplement or the accompanying
Prospectus nor any sale made hereunder
shall, under any circumstances, create any    HOME PROPERTIES OF
implication that there has been no change in       NEW YORK, INC.
the affairs of the Company since the dates
as of which the information is given in this
Prospectus Supplement or the accompanying
Prospectus.  This Prospectus Supplement and
the accompanying Prospectus does not con-
stitute an offer or solicitation by anyone in
any jurisdiction in which such offer or
solicitation in which such offer or solicitation
is not authorized or in which the person making
such offer or solicitation is not qualified to
do so or to any person to whom it is unlawful     COMMON STOCK
to make such solicitation.                       ($.01 PAR VALUE)


TABLE OF CONTENTS

Documents Incorporated
        By Reference . . . . . .       1
The Company . . . . . . . . . .        1
The Offering . . . . . . . . . .       2
Use of Proceeds  . . . . . . . .       2
Recent Legislation . . . . . .         3
Underwriting . . . . . . . . . . .     4
                                                  BANCAMERICA
                                            ROBERTSON STEPHENS

                                          PROSPECTUS SUPPLEMENT
                                        DATED:  OCTOBER 7, 1997